082-34725

07024438

Agricore United

RECEIVED

2007 JUN 14 A 7:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

POOL

Saskatchewan Wheat Pool Inc.

For Immediate Release

AGRICORE UNITED AND SASKATCHEWAN WHEAT POOL ANNOUNCE SHAREHOLDER APPROVAL AND LEADERSHIP APPOINTMENTS

WINNIPEG, MANITOBA -- (June 13, 2007) -- Agricore United ("AU") (TSX:AU) and Saskatchewan Wheat Pool Inc. (the "Pool") (TSX:SWP) announced today that AU's shareholders approved the continuance of AU under the *Canada Business Corporations Act* (CBCA) and the plan of arrangement pursuant to which the Pool will acquire all of the outstanding limited voting common shares of AU and AU will redeem all of the outstanding Series A convertible preferred shares not tendered to the Pool's offers, which expired on June 12, 2007.

The continuance was approved by 100 percent of the votes cast by holders of limited voting common shares at the special meeting (representing 87 percent of the outstanding limited voting common shares). Shortly following this approval, the continuance of AU under the CBCA became effective. The continuance results in AU becoming subject to all of the provisions of the CBCA, including those provisions providing for the election of all of the directors of AU by holders of limited voting common shares.

In addition, at a separate special meeting held today, the plan of arrangement was approved by 99.99 percent of the votes cast by holders of limited voting common shares. The plan of arrangement will effect a series of transactions as a result of which each limited voting common share not taken up and paid for under the Pool's offers will be acquired by the Pool for $20.50 in cash, and each Series A convertible preferred share not acquired under the Pool's offers will be redeemed by AU for $24.00 in cash plus accrued and unpaid dividends.

A hearing in respect of the final approval of the arrangement by the Manitoba Court of Queen's Bench is scheduled for June 15, 2007 in Winnipeg, Manitoba. Subject to such court approval, the arrangement is expected to be completed on the same day. Upon completion of the arrangement, AU will become a wholly-owned subsidiary of the Pool. It is expected that AU shares will be de-listed from the TSX shortly thereafter.

AU also announced the appointment of a new president and chief executive officer. Effective today, Mayo Schmidt is the new president and chief executive officer of AU and Brian Hayward will retire as chief executive officer of AU.

In addition, AU announced the new composition of its Board of Directors. The following nominees have been appointed to AU's Board of Directors: Ryan Anderson, Terry Baker, Thomas Birks, Vic Bruce, Thomas Chambers, Dallas Howe, Rick Jensen, Douglas Kitchen, Harold Milavsky, Herb Pinder and Mayo Schmidt. Terry Baker was appointed Chairman of the AU Board.

About Agricore United

AU is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. AU uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services.

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About Saskatchewan Wheat Pool

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Investors:

Lori Robidoux
Agricore United
Vice President, Corporate Finance and Investor Relations
(204) 944-5656
Email: lrobidoux@agricoreunited.com

Or

Colleen Vancha
Saskatchewan Wheat Pool
Vice President, Investor Relations and Communications
(306) 569-4782
http://www.swp.com/investor.html

Media:

Radean Carter
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com

END